MONTE SERENO HOLDINGS, INC.

Financial statements for the year ended December 31, 2022

(With Independent Accountant's Report)

MONTE SERENO HOLDINGS, INC.

TABLE OF CONTENTS

For the Years Ended December 31, 2022

Independent Accountant's Review Report

To the Board of Directors of
MONTE SERENO HOLDINGS, INC.
19614 STEWARTOWN TER
GAITHERSBURG MD 20886-1428

We have reviewed the accompanying financial statements of MONTE SERENO HOLDINGS, INC., which comprise the balance sheet as of December 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of MONTE SERENO HOLDINGS, INC., and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Germantown, MD

March 20, 2023
Tchata Koubonou, CPA
MD CPA #43755

MONTE SERENO HOLDINGS, INC.

BALANCE SHEET

31 December 2022

		2022 ($)	2021 ($)
	ASSETS		
	CURRENT ASSETS		
	CASH & BANK	2,406	19,405
	CURRENT ASSETS	2,406	19,405
	NON-CURRENT ASSETS		
	IT NETWORK & COMPUTERS	0	0
	NON-CURRENT ASSETS	0	0
	TOTAL ASSETS	2,406	19,405
	LIABILITIES & EQUITY		
	LIABILITIES		
H	ACCOUNTS PAYABLE	85,678	7,500
I	**CURRENT LIABILITIES**	85,678	7,500
	BANK LOAN		
	LOAN FROM SHAREHOLDERS		
J	**LONG TERM LIABILITIES**	92,675	49,512
	Pre-Seed Funding (SAFE)	49,000	35,000
	Convertible Loans	43,675	14,512
	TOTAL LIABILITIES	178,353	57,012
	EQUITY		
	COMMON STOCK (Common stock, authorized 10,000,000 shares. $0.0001 par value)	0	0
	RETAINED EARNINGS	-37,607	
	NET INCOME FOR CURRENT PERIOD	-138,340	-37,607
K	**TOTAL EQUITY**	-175,947	-37,607
	TOTAL LIABILITIES & EQUITY	2,406	19,405

	MONTE SERENO HOLDINGS, INC. INCOME STATEMENT FOR THE PERIOD ENDING 31 December 2022		
	EXPENSES	**2022 ($)**	**2021 ($)**
A	FINANCIAL EXPENSE	195	76
	MERCHANT CHARGES	0	0
	BANK CHARGES	195	76
B	PERSONNEL EXPENSE	518	1,439
	CONTRACTORS	518	1,439
C	OPERATING EXPENSE	137,627	36,092
	SOFTWARE DEVELOPMENT & LICENCSE	45,000	30,000
	PLATFORM CONFIGURATION & DEVELOPMENT	5,264	278
	LINCENSES	157	
	IT EXPENSES	67,373	372
	LEGAL FEES	17,409	4,144
	STATE TAXES	300	
	PROPERTY TAXES	309	
	TAXES PAID	450	
	ADVERTISING & MARKETING	665	1,000
	OFFICE SUPPLIES	300	278
	MEALS WITH BUSINESS PARTNERS	400	
	SHIPPING & POSTAGE		20
	TOTAL EXPENSES	138,340	37,607
D	INCOME	0	0
	INCOME	0	0
E	NET INCOME(LOSS)	-138,340	-37,607

MONTE SERENO HOLDINGS, INC. STATEMENT OF CASH FLOW AS DECEMBER 21,2021 31 December 2022	
	TOTAL ($)
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	(138,340)
Depreciation	-
Adjustments to reconcile Net Income to Net Cash provided by operations:	**(138,340)**
Accounts Payable (A/P):Last Sensely	*(5,000)*
Accounts Payable (A/P):Mission Cloud Services	*67,200*
Accounts Payable (A/P):Rimon Law Group	*15,978*
Other Currrent Assets	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	*78,178*
A- CASH USED FOR OPERATING ACTIVITIES	**(60,162)**
IT Network & Computers	-
B- CASH FLOWS FROM INVESTING ACTIVITIES	**-**
FINANCING ACTIVITIES	
Pre-seed stock sales (SAFE)	14,000
Convertible Loans	29,163
Distributions	
C- CASH FLOWS FROM FINANCING ACTIVITIES	**43,163**
NET INCREASE (DECREASE) IN CASH	(16,999)
CASH AT BEGINNING OF YEAR	19,405
D- CASH AT END OF YEAR	**2,406**

MONTE SERENO HOLDINGS, INC. STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2022							
	Common Stock		Preferred Stock		Paid-In		
	Number	Amount	Number	Amount	Capital in	Retained Earning	Total Stockholders' Equity
Beginning Balance	-	-	-	-	-	-	-
Issuance of Stock (10,000,000 shares. $0.0001 par value)	-	-	-		-	-	-
Net Loss						(37,607)	(37,607)
Balance at December 21, 2021	**-**	**-**	**-**	**-**	**-**	**(37,607)**	**(37,607)**
Issuance of Stock							-
Net Loss						(138,340)	(138,340)
Balance at December 21, 2022					**-**	**(175,947)**	**(175,947)**

MONTE SERENO HOLDINGS, INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2022

NOTE 1 - NATURE OF BUSINESS

Monte Sereno Holdings (MSH) is a high-tech firm organized to transform Africa's healthcare by using technology to bypass absent infrastructure. MSH is building an Africa-wide cloud-native healthcare marketplace, in collaboration with AWS, Google, Mayo Clinic, and Access Bank, the largest bank in Africa. MSH is moving the entire healthcare ecosystem onto the web to deliver value — quality at low price, high utilization, and availability. MSH will use the marketplace model to disrupt both healthcare delivery and cost/payment systems throughout Africa. MSH is a One-stop, One App Cloud-native Healthcare Marketplace Platform, and value through seamless access to the entire online and offline health service ecosystem.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Organization have been prepared on the accrual basis of accounting. The significant accounting and reporting policies followed in the preparation of these financial statements are described below.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Organization considers all deposits with an initial maturity of three months or less to be cash equivalents. MONTE SERENO HOLDINGS, INC has **$2,406** of cash available in the bank within one year of the balance sheet date.

Basis of Presentation

The financial statements of MONTE SERENO HOLDINGS, INC. have been prepared in accordance with U.S. generally accepted accounting principles.

Financing

- MONTE SERENO HOLDINGS, INC has issued a series of Simple Agreements for Future Equity ("SAFE"). The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price. In connection with the automatic conversion of this Safe into shares of Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred

Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor. MONTE SERENO HOLDINGS, INC has a pre-seeds cash stock sales of $49,000 as of December 31, 2022, and no conversion executed.
- MONTE SERENO HOLDINGS, INC has issued convertible notes that have no maturity date and bear no interest. The loans are owner's investment to finance operations. These loans provide a right to the holder to future equity in the Company in the form of Preferred Stock. MONTE SERENO HOLDINGS, INC has convertible notes of $43,675 as of December 31, 2022.

NOTE 2 – Significant Subsequent Events

We have not received any correspondence regarding funding and liability contract that will significantly impact MONTE SERENO HOLDINGS, INC have been actively working on fundraising campaigns to increase their funding and finance their activities.

- MONTE SERENO HOLDINGS, INC has an agreement with Access Bank Plc, the largest bank in Africa by customer base, to give MSH their 45-50 million customers at their sole expense, in exchange for letting them bank the platform. They can also cross-sell their existing customers on the platform. This agreement will have a significant asset impact and speeds up MONTE SERENO HOLDINGS, INC stable growth.
- Amazon Web Services (AWS) awarded MONTE SERENO HOLDINGS, INC AWS Promotional Credit and Technical Expertise in the amount of $500,000.00 under the AWS Health Equity Initiative ("HEI") Program based on MSH application for the Program in support of the Monte Sereno Health Africa-Wide Cloud-Native Healthcare Marketplace Platform. As of December 31, 2022, MONTE SERENO HOLDINGS, INC has not used the credit. This offer will have a significant impact on the company financial statement when the company starts using the credit in 2023.
- AWS awarded $91k in Jumpstart funding, for work to be performed by Triumph Technologies, an Amazon Network Partner and former software development contractor to MSH. The $91,000 award has to be transferred to the current, new Amazon Network Partner, Mission Cloud, that is currently the software development contractor for MSH.

- MSH also has $10k in "Activate portfolio" Credits as well as $1k in "Activate Founder" credits. Both are for AWS cloud costs and technical expertise.

  All these credits are unused as at 12/31/22.